FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2006

Commission file number 001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:

          926 West Sprague Avenue
          Suite 200
          Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934: Yes          No    X    .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Forward Looking Statements
----------------------------------------------------------------------
The information presented or incorporated by reference in this Form 6-K contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments;
regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by the Company or the Company's consultants in conjunction with the feasibility study concerning the Brisas Project prepared in 2005 (as updated or modified from time to time) (the "Bankable Feasibility Study") significantly differ or change as a result of actual results in the Company's expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company's dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report to shareholders or any documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Investors are urged to read the Company's filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from the Company.

EXHIBITS
----------------------------------------------------------------------

The following are filed as exhibits to this Form 6-K:

Exhibit
Number      Description
----------------------------------------------------------------------

99.1   June 30, 2006 Interim Financial Report To Shareholders
99.2   Chief Executive Officer's certification of interim filings
99.3   Chief Financial Officer's certification of interim filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                GOLD RESERVE INC.


     By:    s/ Robert A. McGuinness
               Vice President - Finance & CFO
               August 14, 2006


EHIBIT INDEX
----------------------------------------------------------------------
Exhibit
Number      Description
----------------------------------------------------------------------
EXHIBIT 99.1   June 30, 2006 Interim Financial Report To Shareholders



OPERATIONS OVERVIEW
----------------------------------------------------------------------

Brisas Project
----------------------------------------------------------------------

The Company's primary mining asset, the Brisas Project, is a gold/copper deposit located in the Kilometre 88 mining district of the State of Bolivar in southeastern Venezuela. In 2005, the Company, with the assistance of a number of independent consultants, completed a Bankable Feasibility Study (the "Feasibility Study") for the Brisas Project, subsequently updated from time to time as described herein. Based on the conclusions contained in the Feasibility Study, the board of directors approved proceeding with the financing and construction of the mine.

The Brisas Project consists of the following: a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession (the "Brisas concessions"). Together these concessions contain substantially all of the mineralization identified in the Feasibility Study. The Brisas Project also includes a number of other existing or pending applications for concessions, alfarjetas (a land parcel not meeting the minimum size to be considered as a concession), Corporacion Venezolana de Guayana ("CVG") work contracts, land use permits and easements, adjacent to or near the Brisas concessions, totaling an estimated 13,000 hectares.

The Company's original Brisas Project operating plan was approved by the Ministry of Energy and Mines (now the Ministry of Basic Industries and Mines ("MIBAM")) in 2003 and, since that approval, the Company has submitted to MIBAM a number of modifications in order to minimize impact to the environment and optimize economics of the Brisas Project. Contained within the approved operating plan are the existing or pending applications for concessions, alfarjetas, CVG work contracts, land use permits and easements, adjacent to or near the Brisas concessions described above. These additional land parcels comprise the bulk of the land required for the mining and milling facility and related infrastructure contemplated in the Feasibility Study. A number of these parcels are integral to the Company's proposed operating plan and others may be necessary for future needs. Failure to obtain one or more of these rights or properties could have a material adverse effect on the Company.

In addition to the pending land use issues related to project infrastructure needs, the Company has a number of permits and approvals relating to the Brisas Project pending before MIBAM, the Venezuelan Ministry of the Environment and Natural Resources ("MARN") and other regulatory or government agencies. Most importantly, the Company must obtain the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from MARN, which is issued in part based on MIBAM's approval of the project operating plan as well as the Company's Venezuelan Environmental and Social Impact Assessment (V-ESIA) which has already been submitted. Receipt of this material permit is required before the Company can commence construction and operation at the Brisas Project. The Company requires significant financing to commence such construction and any financing relating to the Brisas Project is expected to be subject to the receipt of this material permit. The Company's current financial plan is to seek the required financing after the receipt of the material permit, although the financial plan is subject to change with potential changes in the price of the Common Shares and gold and copper prices.

The Venezuelan regulatory authorities must issue the required operational and land use permits to the Company before it may begin construction on, and operate, the Brisas Project. Obtaining these required permits is also necessary in order for the Company to obtain suitable financing for the Brisas Project. A number of months ago the Company, on the advice of MARN, filed an administrative protest with MARN with respect to a water diversion plan proposed by a third party that includes a structure to divert water located on a property adjacent to the northern boundary of the Brisas Project, construction of which could impair the Company's proposed set-back arrangement for its northern boundary as described in the Company's original operating plan which has already been approved by MIBAM as well as pose significant safety and operational issues. As of the date of this report the Company's administrative protest has not been resolved.

A number of these pending permits, land use issues, and other matters have been outstanding for some time. The resolution of these pending matters may be further delayed or withheld for reasons within or outside of the Company's control.

2005 Bankable Feasibility Study
----------------------------------------------------------------------
Since the completion of the Feasibility Study management has continued to update the inputs and assumptions contained therein. In May 2005, Pincock, Allen & Holt of Denver, Colorado ("PAH") calculated the updated mineral resource and reserve estimates (the "May 2005 mineral resource and reserve estimate") summarized in the tables below in accordance with NI 43-101 for the Brisas Project. The updated estimate for the Brisas Project contains a proven and probable mineral reserve of approximately 10.1 million ounces of gold and 1.29 billion pounds of copper in 446 million tonnes of ore grading 0.703 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.00 per tonne. In April 2006, the Company updated its estimate of initial capital costs for the Brisas Project, which now totals approximately US$638 million compared to the capital cost estimate of $552 million contained in the January 2005 Feasibility Study.

The new reserve information and revised initial capital estimates discussed above and updates to working capital, life of mine capital, equipment capital costs, closure costs and environmental management plans for the project which are now in the process of being updated are not considered in the information related to the 2005 Feasibility Study contained herein. The ongoing revisions to the Feasibility Study, including the NI 43-101 report, are expected to be completed in six to eight weeks. Thereafter, the Company plans to provide an updated project economic model for the Brisas Project.

The Brisas Project operating plan assumes a large open pit mine containing proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne. The final pit (mineral reserves) was created with industry standard pit optimization software using a gold price of $350 per ounce and a copper price of $0.90 per pound. The study anticipates that the Brisas Project at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day would yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

For purposes of economic analysis, the Feasibility Study assumed an economic model base case utilizing $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) were estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, were estimated to be $263 per ounce of gold. Initial capital costs to construct and place the Brisas Project into production in the Feasibility Study were estimated to be approximately $552 million excluding value added taxes of 14% on approximately 80% of the capital costs (initial capital costs were revised in April 2006 to approximately $638 million). Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management plans to submit the required applications for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained, the result of which would be to increase initial capital and operating costs.

Mineral Resource and Reserve Estimates Contained in the 2005
Feasibility Study
----------------------------------------------------------------------

Pincock Allen & Holt ("PAH") calculated the mineral resource and reserve estimates contained herein, most recently reported upon in February 2005 in accordance with CSA National Instrument 43-101, as required by Canadian Securities regulatory authorities. We advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

Brisas Feasibility Study Mineral Resource Estimate
----------------------------------------------------------------------

Based on work completed by PAH for the Brisas Feasibility Study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off).

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resource." We advise U.S. investors that while the terms "measured" and "indicated resource" are recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves.

The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:


(kt=1,000 tonnes)     Measured              Indicated           Measured and Indicated
Au Eq                      Au     Cu                Au     Cu               Au     Cu
Cut-off Grade      kt     (gpt)   (%)      kt      (gpt)    (%)     kt     (gpt)   (%)
- ---------------------------------------------------------------------------------------
0.40            217,883  0.700  0.118    284,941  0.662   0.132   502,824  0.678  0.126
- ---------------------------------------------------------------------------------------


(In Millions)             Measured               Indicated       Measured and Indicated

Au Eq                     Au     Cu              Au     Cu            Au      Cu
Cut-off Grade             oz.    lb.             oz.    lb.           oz.     lb.
- ---------------------------------------------------------------------------------------
0.40                     4.905   566           6.066    827         10.971   1,393
- ---------------------------------------------------------------------------------------


The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred" resources. We advise U.S. investors that while the term "inferred resource" is recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize such terms. An "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Mineral Reserve Estimate Contained in the 2005 Feasibility Study
----------------------------------------------------------------------

Based on work completed by PAH for the Brisas Feasibility Study, using an off-site smelter process for treating copper concentrates, the Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper.

The February 2005 estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:




         Reserve                            Au          Cu         Waste       Total
         tonnes       Au Grade   Cu Grade   ounces      pounds     tonnes      tonnes      Strip
Class    (millions)   (gpt)       (%)       (thousands) (millions) (millions)  (millions)  Ratio

Proven     193.2      0.71       0.123      4,399         525
Probable   221.3      0.68       0.133      4,808         654
-------------------------------------------------------------------------------------------------
Total      414.5      0.69       0.129      9,207       1,179       748.3      1,162.8     1.81
-------------------------------------------------------------------------------------------------

The reserves disclosed above which are designated as commercially viable are a part of the mineral resources estimate shown in the previous section. Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, using average recovery rates for gold and copper of 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne. The qualified persons involved in the property evaluation and resource and reserve estimates were Raul Borrastero C.P.G., Susan Poos, P.E., Richard Addison, P.E., and Rick Lambert, P.E. of PAH, and Brad Yonaka of Gold Reserve.

May 2005 Updated Mineral Resource and Reserve Estimate
----------------------------------------------------------------------

In May 2005 PAH calculated the updated mineral resource and reserve estimates summarized in the table below in accordance with CSA National Instrument 43-101. We advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide
7. The qualified persons involved in the property evaluation and resource and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager and Dan Thompson, Manager Technical Services for Gold Reserve. This updated mineral resource and reserve information is not considered in the results of the 2005 Feasibility Study discussed in this document.

Mineral Resource Estimate-May 2005
----------------------------------------------------------------------

The Brisas Project is estimated to contain a measured and indicated mineral resource of 12.4 million ounces of gold and approximately 1.6 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off).

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resource." We advise U.S. investors that while the terms "measured" and "indicated resource" are recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves.

The May 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:


(kt=1,000 tonnes)        Measured               Indicated         Measured and Indicated

Au Eq                       Au     Cu               Au     Cu                Au      Cu
Cut-off Grade        kt    (gpt)   (%)      kt     (gpt)   (%)      kt      (gpt)    (%)
------------------------------------------------------------------------------------------
0.40              250,184  0.689  0.119   332,314  0.640  0.132   582,498   0.661   0.126
------------------------------------------------------------------------------------------


(In Millions)            Measured              Indicated         Measured and Indicated

Au Eq                       Au     Cu               Au     Cu               Au      Cu
Cut-off Grade               oz.    lb.              oz.    lb.              oz.     lb.
-----------------------------------------------------------------------------------------
0.40                      5.541    656            6.837    966            12.378   1,622
-----------------------------------------------------------------------------------------

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 129.0 million tonnes containing 0.594 grams gold per tonne and 0.122 percent copper, or 2.46 million ounces of gold and 346 million pounds of copper. The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred" resources. We advise U.S. investors that while the term "inferred resource" is recognized by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize such terms. An "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Mineral Reserve Estimate-May 2005
----------------------------------------------------------------------

The Brisas Project is estimated to contain a proven and probable mineral reserve of approximately 10.1 million ounces of gold and 1.29 billion pounds of copper as summarized in the following table:



           Reserve                          Au          Cu          Waste       Total
           tonnes      Au Grade   Cu Grade  ounces      pounds      tonnes      tonnes      Strip
Class      (millions)  (gpt)      (%)       (thousands) (millions)  (millions)  (millions)  Ratio

Proven     206.9       0.726      0.125      4,829        570
Probable   239.3       0.683      0.136      5,255        720
--------------------------------------------------------------------------------------------------
Total      446.2       0.703      0.131     10,084      1,290       963.8       1,410.0     2.16
--------------------------------------------------------------------------------------------------

Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper and an internal revenue cut-off of $3.00 per tonne.

Brisas Project Work To Date
----------------------------------------------------------------------

Considerable work has taken place to establish the Brisas project mineral resource and reserve. Approximately US$100 million has been expended (including costs capitalized and costs expensed in the period incurred) on the Brisas Project since its acquisition by the Company in 1992. These costs include: property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and extensive exploration costs including geology, geophysics and geochemistry, approximately 890 drill holes or approximately 200,000 meters of core drilling, independent audits of our drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, bench scale testing of an on-site copper process and a Final Bankable Feasibility Study.

Management continues to execute its critical-path plan for obtaining required permits (most notable the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper), obtaining funding and commencing construction. The engineering, procurement and construction management contract was signed with SNC-Lavalin Engineers & Constructors, Inc. and its affiliates (collectively, "SNC Lavalin") in April 2006. In addition, efforts related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, final permit approvals, land use permits and a number of other agreements related to the construction and operation of the Brisas project are in process. Concurrent with these activities, management is also devoting substantial time and effort to obtain financing for the Brisas project.

Recent Brisas Developments
----------------------------------------------------------------------
In January 2006, the Company announced that the Government of Venezuela through MARN, granted the Company's subsidiary additional permits for the Company's continuing related to the detailed engineering activities and development of the Brisas Project. The permits are for geotechnical drilling to support detailed engineering work related to pit slope analysis, crusher design, process facility design, tailing dam design, and overall site development for the Brisas Project.

In March 2006, the Company announced that MARN had issued to the Company's subsidiary the "Permit to Impact Natural Resources" for the quarry on the Barbarita property, which is expected to provide aggregate for the Company's adjacent Brisas Project. Aggregate is required for the construction and operating phase of the Brisas Project. The Barbarita property is located approximately 5 kilometres from the Brisas Project site and near the planned mill site.

In April 2006, the Company announced the completion of the initial engineering definition phase of the Brisas Project and the signing of the Engineering Procurement ("EP") and Construction Management ("CM") contracts with SNC Lavalin. The scope of work for the contracts includes detailed engineering, procurement and construction management for the process, infrastructure, tailings and camp facilities as further defined in the EP&CM contracts. Commencement of construction activities at the Brisas Project will commence after receipt of the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Gold and Copper Deposits from MARN and after obtaining the necessary financing for construction. The estimated cost of the EP contract is approximately US$22.8 million and for the CM contract approximately US$16.3 million for a total of approximately US$39.1 million. The Company has the right to terminate for convenience such contracts at any time with notice and upon payment to SNC Lavalin of any unpaid amounts that have accrued under the terms of the contracts to the date of termination plus the demobilization costs and associated expenses of SNC Lavalin. Construction is estimated to take approximately 24 to 30 months from date of commencement.

As noted above, in April 2006, the Company announced an updated estimate of initial capital costs for the Brisas Project of approximately US$638 million compared to the Feasibility Study initial capital costs of US$552 million. Value added tax of 14% on approximately 80% of the capital costs is not included in the current or previous capital cost estimates as they are expected to be exonerated and/or recovered pursuant to Venezuelan tax regulations.

In June 2006 a new draft Organic Law on Mines (Ley Organica de Minas) (the "Draft Mining Law") was submitted by the Office of the Vice President of the Republic to the National Assembly's (Asamblea Nacional's) Standing Committee on Energy and Mines. The Draft Mining Law's Statement of Purpose indicates that the consolidation of full sovereignty over mineral resources is an important goal of the new Venezuelan mining policy. Primary mining activities, as defined in the Draft Mining Law (i.e., exploration, extraction, storage, transportation, and marketing), can only be conducted by the State, either directly or through the National Mining Company (Empresa de Produccion Social Minera Nacional, C.A.) or via a joint venture with private entities in which the Venezuelan State holds more than 50% of the capital stock. As a result, the Draft Mining Law eliminates the possibility of granting new mining concessions in the future.

However, the Draft Mining Law does not extinguish pre-existing mining concessions granted under previous mining legislation, such as those held by the Company. Pre-existing mining concessions are grandfathered under the draft legislation and will remain in force until expiration of their term, declaration of revocation of the concession, or the holder of the mining rights waives his rights under the mining title, or voluntarily decides to adopt the new joint venture structure.

The Draft Mining Law requires that pre-existing CVG work contracts not previously converted into mining concessions, must adapt to the joint venture structure provided for in the Draft Mining Law. The application form for adapting to the new structure must be filed within six months from publication of the Draft Mining Law in the Official Gazette. Otherwise, the relevant work contract is subject to termination.

Until any of the versions of the Draft Mining Law completes the law-formation procedure under the Venezuelan constitution, the 1999 Mining Law will remain in force. Initially, ratification of the Draft Mining Law was moving ahead at an unusually fast pace. However, subsequent to its introduction in the National Assembly strong opposition to the terms of the new law (primarily the "no more concessions" provisions) has developed throughout the industry, including the small miners. A second discussion of the Draft Mining Law is still pending at the National Assembly for final approval and enactment by the President of the Republic and subsequent publication thereof in the Official Gazette.

Recent announcements by members of the National Assembly suggest that the Draft Mining Law is unlikely to be implemented in 2006. It is unclear what provisions the final law will contain or how those final provisions will impact the Company's operations in the future.

Management has continuing dialog with MARN regarding the timing of the issuance of the permit required to begin construction of the Brisas project. Management has been advised by MARN that the information submitted by the Company in support of its request for the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper is complete and no additional information is required to be submitted by the Company. Based on our communications with MARN, it appears that the delay in obtaining the permit is the result of bureaucratic reasons and not due to the pending Draft Mining Law. Although management believes the issuance of the required permit has entered the final stages, no assurances can be given when MARN will formally issue the permit.


2006 Brisas Work Plan
----------------------------------------------------------------------

SNC Lavalin's scope of work under the EP and CM contracts includes providing engineering services related to, and management of, the construction of a 70,000 metric tonne per day hard rock ore copper concentrator and related systems, a tailings dam, concentrate storage and load-out facilities, the initial pit dewatering wells and support facilities including mobile equipment shop, administration building, communications and IT services, laboratory, maintenance facilities, warehouse and employee and construction man camp. Pursuant to the EP and CM contracts, SNC Lavalin is to also provide all services and supplies necessary for commissioning and start-up of the project, manage the health, safety and environmental plans and assure its services and those of the trade contractors, comply with commitments contained in the I-ESIA and V-ESIA, and local permit requirements.

Concurrent with SNC Lavalin's activities, management, with the assistance of Endeavour Financial continues to focus on project financing. Significant work has been completed in the evaluation and design of the project financing and Endeavour has assisted the Company in identifying and evaluating several sources of finance for the project. The Company has received indicative term sheets reflecting current funding requirements and market conditions, and structures involving a mix of commercial finance, off-take finance, equipment finance and multilateral agency finance and support. The Company has also received initial expressions of interest from investment banks for the equity portion of the project finance requirements, which would be contingent upon the project debt being arranged and obtaining the required permits.

Work on-site such as geo-tech drilling, road construction, condemnation drilling and various planning activities will continue or commence, as the case may be, along with the addition of various management and staff positions as the Company receives the appropriate permits and advances toward commencement of construction. Community assistance and development programs are expected to continue and be expanded to include programs to develop and initiate basic skills training for construction in the Km 88 area. In addition, management is finalizing contracts for the supply of electricity, gold/copper concentrate smelting and port facilities.

Choco 5 Property
----------------------------------------------------------------------

The Choco 5 property, a grass roots gold exploration target, is a 5,000 hectare concession located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $600,000 on acquisition and exploration costs. The cost of exploration activities planned for 2006 are estimated at $600,000 and will include further environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, geophysical testing of established gold anomalies in the eastern sector of the property as well as other identified targets, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities. The Company's exploration efforts are managed out of its office in the community of El Callao.

Financial Overview
----------------------------------------------------------------------

Overview
----------------------------------------------------------------------

The following discussion of financial position as of June 30, 2006 and results of operations for the three and six months ended June 30, 2006 and 2005 are to be read in conjunction with the Company's unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated August 14, 2006, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential future performance. Additional information on the Company can be found in the Company's Annual Information Form filed with Canadian Securities Regulators at www.sedar.com and its Form 20F filed with the US Securities and Exchange Commission at www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and continues to focus the majority of its management and financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project, if constructed, to be similarly financed along with project and corporate debt financing.

As previously noted, the Company completed a Feasibility Study with respect to the construction and operation of the Brisas project in 2005. In April 2006, the Company updated its estimated initial capital costs for the Brisas Project to approximately US$638 million compared to the Feasibility Study capital costs of US$552 million. In May 2005, PAH calculated an updated mineral resource and reserve estimate (in accordance with NI 43-101) for the Brisas Project containing a proven and probable mineral reserve of approximately 10.1 million ounces of gold and 1.29 billion pounds of copper in 446 million tonnes of ore grading 0.703 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.00 per tonne.

The 2005 Feasibility Study discussed herein has not yet been updated with the new reserve and initial capital data or working capital, life of mine capital, equipment capital costs, closure costs and environmental management plans for the project which are now being updated. This analysis is expected to be completed in the next six to eight weeks. Thereafter, the Company expects to provide an updated economic model for the Brisas Project. The construction of the Brisas project is expected to take approximately 24-30 months. The commencement of construction is primarily dependant upon receiving the required permits and obtaining sufficient financing.

Venezuela has, at times, experienced high levels of inflation, political and civil unrest and changes in and proposed changes in regulatory regimens during the last several years. Despite these matters, the Company, up to now, has not experienced any significant adverse impact on its operations in Venezuela nor has the Company curtailed its investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by unforeseen political events and changes in legal, tax and regulatory regimes in the future.

We are dependent on the Venezuelan regulatory authorities issuing the Company certain required operational and land use permits relating to the Brisas property before we may begin construction on, and operate, the Brisas property. Obtaining these required permits is also necessary in order for the Company to adequately identify and obtain suitable financing for the Brisas Project. A number of these pending items have been outstanding for a number of months. The resolution of these pending issues may be further delayed or withheld for any number of reasons outside of the Company's control or in response to the Company's lawful actions, including policy decisions of the Venezuelan government or its regulators or agents that have no legal basis, unexpected changes in laws or regulations, arbitrary decisions by relevant officials, requests for improper payments, favoritism towards other companies or persons or any other actions that may result from the changing and uncertain regulatory environment with respect to mining rights.

To the best of our knowledge, all of our properties are in compliance with the appropriate regulations and requirements of our agreements and our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government's social agenda including the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy. We enjoy a good working relationship with the MIBAM, MARN and in general the Venezuelan Government and are committed to the economic and social development of the Brisas project in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

We believe references in this report to total cash costs per ounce (a non-GAAP measure of performance) enables certain investors to better understand the Brisas project's potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian and U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measure-total cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Critical Accounting Estimates
----------------------------------------------------------------------

Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas project; mineral reserve and resource estimates and contingencies. Management has discussed the development and selection of our critical accounting estimates with the Company's Audit Committee.

Significant Accounting Policies
----------------------------------------------------------------------

The Company's accounting policies are described in Note 1 of the consolidated financial statements contained in the Company's 2005
Annual Information Form. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated recoverable amount. Carrying values do not necessarily reflect present or future values.

Results of Operations
----------------------------------------------------------------------

The Company's results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net income (loss) for the three and six months ended June 30, 2006 amounted to ($1,716,975) and $582,804 or ($0.05) and $0.02 per share compared to consolidated net loss of $(1,803,271) and ($3,926,794) or ($0.05) and ($0.11) per share, respectively, for the same period in 2005.

Other income for the three and six month periods ended June 30, 2006 increased by $496,547 and $5,136,889, respectively, over the comparable periods in 2005. The change was primarily due to a significant non-recurring gain on sale of marketable securities. Operating expense for the three and six months ended June 30, 2006 increased by $303,734 and $474,260, respectively, over the comparable periods in 2005. The change was primarily due to an increase in costs related to technical services.

Selected Quarterly Financial Data
----------------------------------------------------------------------

The Company recorded net income in the three-month period ended March 31, 2006 as a result of a non-recurring gain on sale of marketable securities. Operating expense during the second quarter of 2006 increased slightly from the first quarter of 2006 mainly due to an increase in technical services expense associated with the Brisas Project. Prior to 2006, the quarterly results of operations shown below are primarily a result of the increase in costs associated with the development of the Brisas project. Specifically, the increases are associated with the development and financing of the Brisas project, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires, increased costs associated with investor relations and the impact of implementing new rules related to accounting for stock-based compensation.



Quarter ended     6/30/06     3/31/06    12/31/05    9/30/05     6/30/05     3/31/05    12/31/04       9/30/04
- ------------------------------------------------------------------------------------------------------------
Other Income     $888,611  $4,826,080    $429,656      395,410     392,064     217,982     372,064     193,340
Net income (loss)
 before tax    (1,610,458)  2,346,293  (3,343,377)  1,755,640) (1,803,271) (2,123,523) (1,970,437) (1,420,077)
Per share           (0.04)       0.07       (0.10)      (0.05)      (0.05)      (0.06)      (0.07)      (0.05)
Fully diluted       (0.04)       0.07       (0.10)      (0.05)      (0.05)      (0.06)      (0.07)      (0.05)
Net income
 (loss)        (1,716,975)  2,299,779  (3,344,848) (1,755,640) (1,803,271) (2,123,523) (1,970,437) (1,420,077)
Per share           (0.05)       0.06       (0.10)      (0.05)      (0.05)      (0.06)      (0.07)      (0.05)
Fully diluted       (0.05)       0.06       (0.10)      (0.05)      (0.05)      (0.06)      (0.07)      (0.05)


Measurement Uncertainty
----------------------------------------------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas project located in Venezuela. See Management's Discussion and Analysis contained herein and the Company's Annual Information Form for further discussion of risk factors.

Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things, the Company's current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Liquidity and Capital Resources
----------------------------------------------------------------------

On May 3, 2006 the Company entered into an underwriting agreement with a syndicate of underwriters comprised of Sprott Securities Inc. and RBC Capital Markets and their affiliates in the U.S., as co-leads, pursuant to which the underwriters agreed to purchase 3,335,000 Class A common shares of Gold Reserve at a price of Cdn.$9.00 per share, representing aggregate gross proceeds to the Company of Cdn.$30,015,000 or approximately US $27,000,000. The Company also agreed to grant the underwriters an over-allotment option, exercisable at any time, in whole or in part, for a period of 30 days following the closing of the offering, to purchase up to an additional 500,250 shares at a price of Cdn.$9.00 per share. The over-allotment option was not exercised.

The Company's significant investing activities during the three and six months ended June 30, 2006 included the sale or maturity of marketable securities, on a net basis, of approximately nil and $4.7 million and the purchase of property, plant and equipment of approximately $3.5 and $7.2 million, respectively. The total financial resources of the Company, which includes cash plus marketable securities, increased approximately $17.8 million from December 31, 2005 to approximately $40.1 million as of June 30, 2006.

As of the date of this report, the Company had the following shares, equity units, warrants and share options issued:
----------------------------------------------------------------------
Class A common                                      38,874,185
Equity units 1                                       1,085,099
Class A common share purchase warrants 2             2,680,500
Class A common share purchase options 3              2,879,034
----------------------------------------------------------------------
1) An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.

2) Consist of 2,680,500 Class A common share purchase warrants exercisable for 2,680,500 Class A Common Shares, at Cdn $6.50 per share and expiring in November 2006.

3)      Exercisable at between $0.57 and $4.88 per share.

With the completion of the Feasibility Study in early 2005 and the engagement of SNC Lavalin, our efforts continue to be focused primarily on identifying suitable funding sources, completion of detailed project engineering, development and implementation of project related contracts such as port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas project and obtaining the required permits, most importantly, the Administrative Authorization to Affect Natural Resources for Construction of Infrastructure and Exploitation of Alluvial and Vein Deposits of Gold and Copper from MARN. Initial capital expenditures required to put the Brisas project into production as presently proposed by the Company, is estimated to be approximately $638 million over a 24-30 month construction period. Commencement of the construction of the Brisas project is primarily dependant upon obtaining the required permits and obtaining sufficient financing.

As of August 14, 2006 the Company held approximately $38 million in cash and investments. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2007 (excluding substantial Brisas project construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our future work plans, our assessment of the financial markets, the political, regulatory and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas project. Failure to raise the required funds will mean the Company will be unable to construct and operate the Brisas project.


CONSOLIDATED BALANCE SHEETS
June 30, 2006 (unaudited) and December 31, 2005

U.S. Dollars                                 2006             2005
----------------------------------------------------------------------
ASSETS

Current Assets

Cash and cash equivalents              $  36,477,325     $  19,370,252
Marketable securities                      3,637,105         2,985,234
Deposits, advances and other               1,653,672           442,130
----------------------------------------------------------------------
Total current assets                      41,768,102        22,797,616

Property, plant and equipment, net        65,125,925        58,016,102
Other                                      1,462,044         1,141,154
----------------------------------------------------------------------
Total assets                           $ 108,356,071     $  81,954,872
----------------------------------------------------------------------

LIABILITIES

Current Liabilities:

Accounts payable and accrued expenses  $   1,233,921     $   1,187,565
----------------------------------------------------------------------
Total current liabilities                  1,233,921         1,187,565

Minority interest in
  consolidated subsidiaries                1,206,241         1,129,541
----------------------------------------------------------------------
Total liabilities                          2,440,162         2,317,106

SHAREHOLDERS' EQUITY

Serial preferred stock, without par value
Common shares and equity units,
  without par value                      165,963,815       140,512,063
Less common shares held by affiliates       (636,267)         (674,598)
Stock options                              2,072,793         1,867,537
Accumulated deficit                      (61,400,212)      (61,983,016)
KSOP debt                                    (84,220)          (84,220)
----------------------------------------------------------------------
Total shareholders' equity               105,915,909        79,637,766
----------------------------------------------------------------------
Total liabilities and
  shareholders' equity                 $ 108,356,071     $  81,954,872
----------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

        ------------------                  --------------------
     s/ Chris D. Mikkelsen               s/ Patrick D. McChesney



CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2006 and 2005 (unaudited)

                             Three Months Ended            Six Months Ended
U.S. Dollars                 2006           2005          2006            2005
------------------------------------------------------------------------------
OTHER INCOME

Interest                  $  299,976    $  193,964    $  499,605    $  411,946
Gain on sale of
  marketable securities      588,635       198,100     5,215,086       165,856
------------------------------------------------------------------------------
                             888,611       392,064     5,714,691       577,802
------------------------------------------------------------------------------
EXPENSES

General and administrative   943,781       922,083     2,065,964     2,220,988
Technical services         1,172,441       966,563     2,080,754     1,729,825
Corporate communications     181,746       200,189       331,546       349,479
Legal and accounting          87,392        89,347       340,524        95,630
Foreign currency loss         18,032        17,664        83,368       105,940
Minority interest in net
  income (loss) of
  consolidated subsidiaries   95,677          (511)       76,700         2,734
------------------------------------------------------------------------------
                           2,499,069     2,195,335     4,978,856     4,504,596
------------------------------------------------------------------------------
Net income (loss)
  before tax            $ (1,610,458)  $(1,803,271)   $  735,835   $(3,926,794)
Income tax                   106,517             0       153,031             0
------------------------------------------------------------------------------
Net income (loss)       $ (1,716,975)  $(1,803,271)   $  582,804   $(3,926,794)
------------------------------------------------------------------------------
Net income (loss)
  per share,
  basic and diluted     $      (0.05)   $    (0.05)    $    0.02    $    (0.11)
------------------------------------------------------------------------------
Weighted average common
   shares outstanding     37,432,484    35,060,891    36,521,825    34,689,688
------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months Ended June 30, 2006 and 2005 (unaudited)

U.S. Dollars
------------------------------------------------------------------------------
Deficit, December 31, 2005                                    $   (61,983,016)
Net income for the period                                             582,804
------------------------------------------------------------------------------
Deficit, June 30, 2006                                        $   (61,400,212)
------------------------------------------------------------------------------

Deficit, December 31, 2004                                    $   (52,955,734)
Net loss for the period                                            (3,926,794)
------------------------------------------------------------------------------
Deficit, June 30, 2005                                        $   (56,882,528)
------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended June 30, 2006 and 2005 (unaudited)



                                                 Three Months Ended            Six Months Ended
U.S. Dollars                                    2006            2005          2006          2005
---------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:

Net income (loss)                          $ (1,716,975)  $ (1,803,271)   $  582,804   $ (3,926,794)
Adjustments to reconcile
 net income (loss) to net cash used
 by operating activities:
  Stock option compensation                      77,968        342,651       271,893        539,832
  Depreciation                                   34,875         20,569        63,335         39,993
  Amortization of premium (discount)
   on marketable securities                                                     (419)         3,226
  Foreign currency loss                          18,032         17,664        83,368        105,940
  Minority interest in net income (loss) of
   consolidated subsidiaries                     95,677           (511)       76,700          2,734
  Net gain on sale of marketable securities    (588,635)      (198,101)   (5,215,086)      (165,856)
  Shares issued for compensation                 10,770                      102,520        435,920
Changes in non-cash working capital:
       Net (increase) decrease in deposits,
        advances and accrued interest          (996,867)        (7,081)   (1,211,542)         2,646
       Net increase (decrease) in accounts
        payable and accrued expenses           (999,408)       225,703        46,356       (398,857)
---------------------------------------------------------------------------------------------------
Net cash used by operating activities        (4,064,563)    (1,402,377)   (5,200,071)    (3,361,216)
---------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:

Proceeds from the sale and maturity of
  marketable securities                       2,137,868      2,935,801     8,297,593      4,614,807
Purchase of marketable securities            (2,266,650)      (500,000)   (3,733,959)    (1,000,000)
Purchase of property, plant and equipment    (3,450,641)      (976,784)   (7,173,158)    (1,835,553)
Other                                          (215,552)       (74,493)     (164,109)      (106,190)
---------------------------------------------------------------------------------------------------
Net cash provided (used) by
  investing activities                       (3,794,975)     1,384,524    (2,773,633)     1,673,064
---------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:

Proceeds from the issuance of common shares  24,983,944        278,441    25,080,777      2,606,367
---------------------------------------------------------------------------------------------------
Net cash provided by financing activities    24,983,944        278,441    25,080,777      2,606,367
---------------------------------------------------------------------------------------------------

Change in Cash and Cash Equivalents:

Net increase in cash and cash equivalents    17,124,406        260,588    17,107,073        918,215
Cash and cash equivalents -
  beginning of period                        19,352,919     27,836,332    19,370,252     27,178,705
---------------------------------------------------------------------------------------------------
Cash and cash equivalents -
  end of period                            $ 36,477,325   $ 28,096,920  $ 36,477,325   $ 28,096,920
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


Selected Notes To Consolidated Financial Statements
For the Six Months Ended June 30, 2006 and 2005 (unaudited)
Expressed in U.S. Dollars

1.  Basis of Presentation
----------------------------------------------------------------------

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the Company) as of June 30, 2006, and the results of operations and the cash flows for the six months ended June 30, 2006 and 2005. The results of operations for the six months ended June 30, 2006 and 2005 are not necessarily indicative of the results to be expected for the full year.

These financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2005 annual report.

2.  Geographic Segments
----------------------------------------------------------------------

Net Income (Loss) for the Three and Six Months Ended
June 30, 2006 and 2005

                        Three Months Ended             Six Months Ended
                      2006             2005           2006           2005
-----------------------------------------------------------------------------
North America      (695,973)     $ (1,115,003)     $2,331,618    $ (2,561,819)
South America    (1,021,002)         (688,268)     (1,748,814)     (1,364,975)
-----------------------------------------------------------------------------
Consolidated   $ (1,716,975)     $ (1,803,271)      $ 582,804    $ (3,926,794)
-----------------------------------------------------------------------------


3.  Share Option Plan
----------------------------------------------------------------------

The Company's Equity Incentive Plan (the Plan) allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 572,891 options remaining for future grants at June 30, 2006. Share option transactions for the six months ended June 30, 2006 and 2005 are as follows:


                                                 2006                    2005
                                             Weighted                Weighted
                                              Average                 Average
                                             Exercise                Exercise
                                     Shares     Price      Shares       Price
-----------------------------------------------------------------------------
Options outstanding at
  beginning of period             3,148,844     1.36    3,316,374      $ 1.39
Options exercised                  (244,477)    0.97     (564,730)     $ 1.00
Options canceled                    (14,333)    2.43     (110,000)     $ 4.18
Options granted                                           250,000      $ 3.80
-----------------------------------------------------------------------------
Options outstanding at
  end of period                   2,890,034     1.39    2,891,644      $ 1.57
-----------------------------------------------------------------------------
Options exercisable at
  end of period                   2,486,154     1.28    2,557,820      $ 1.32
-----------------------------------------------------------------------------

                                  Price                    Price
                                  Range                    Range
-----------------------------------------------------------------------------
Exercise price at end
  of period                  $0.57 - $ 4.14          $ 0.57 - $ 4.90
Exercise price for
  exercisable shares         $0.57 - $ 4.14          $ 0.57 - $ 4.74

The Company recorded additional compensation expense of $271,893, and $539,832 for stock options vested during the six months ended June 30, 2006 and 2005. During 2006, the expiration date of 1,755,250 options was extended from June 8, 2006 to December 31, 2006. No new options were granted in 2006. The fair value of the options granted in 2005 was calculated using the Black-Scholes model assuming a weighted average risk free interest rate of 3.8%, expected life of three years, expected volatility of 103% and a dividend yield of nil.


99.2    Chief Executive Officer's certification of interim filings

GOLD RESERVE INC.


Date: August 14, 2006

I, Rockne J. Timm, Chief Executive Officer, Gold Reserve Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Gold Reserve Inc., ("the issuer") for the interim period ending Juen 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuers other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signature:/S/Rockne J. Timm
Rockne J. Timm
Chief Executive Officer

99.3    Chief Financial Officer's certification of interim filings

GOLD RESERVE INC.


Date: August 14, 2006


I, Robert A. McGuinness, Chief Financial Officer, Gold Reserve Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers Annual and Interim Filings) of Gold Reserve Inc., ("the issuer") for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuers other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Signature:/S/Robert A. McGuinness
Robert A. McGuinness
Chief Financial Officer